Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 14, 2011
VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A of DWS Emerging Markets Fixed Income Fund and DWS Global Bond Fund (each a “Fund”, and together the “Funds”), each a series DWS Global/International Fund, Inc. (the “Corporation”) (Reg. Nos. 033-05724, 811-04670)

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on April 1, 2011 relating to the above-captioned Post-Effective Amendment filed with the SEC on February 14, 2011.

The Staff’s comments are restated below, followed by the Funds’ responses.

General Comments

1.  General

a.
Comment:  Confirm that applicable general comments recently received from the Staff in correspondence filed with the SEC on January 26, 2011 and February 1, 2011, respectively, will be incorporated in the Registration Statement.

Response: Applicable changes will be reflected in the Registration Statement.

b.	Comment: In the “Average Annual Total Returns” section, consider moving the disclosure describing an additional index before, rather than after, the table.

Response:  We believe the current placement of the disclosure is consistent with Form N-1A (the “Form”).

c.
Comment:  Please add clarifying disclosure to reflect that DWS Investments Distributors, Inc., the Funds’ distributor, reimburses a shareholder in the form of Fund shares for any contingent deferred sales charges (“CDSC”) paid by a shareholder who reinvests in the Fund within six months of redeeming such shares that had been charged a CDSC.

Response: The requested change has been made.

d.
Comment:  In the section entitled “To Get More Information” (Back Cover Page), clarify that written requests to the SEC should be made to the SEC’s Public Reference Section, pursuant to Instruction 3 of Item 1 of the Form.

Response:  Pursuant to Instruction 3 of Item 1 of the Form, the disclosure in the section “To Get More Information” (Back Cover Page) has been revised to clarify the SEC address for a shareholder to make written requests for copies of reports and other information about the Funds.

e.
Comment:  Consider whether to retain the sentence directly before the “Portfolio Turnover” section, as the disclosure may not be needed: “Class B converts to Class A after six years; the Example for Class B reflects lower fees incurred in Class A after this conversion.”

Response: We believe the current disclosure is appropriate.

f.	Comment: Derivatives disclosure included in the statutory prospectus in response to Item 9 of the Form should also be summarized in the summary section in response to Item 4 of the Form.

Response:  The derivatives disclosure that is included in the statutory prospectus but not the summary section of the prospectus is intended to provide shareholders with additional disclosure about an investment strategy the Fund may employ. Such derivatives disclosure will be removed from the section of the prospectus entitled “Principal Investment Strategy” under “Fund Details” into a new section entitled “Other Investment Strategies" under the "Fund Details" section of the prospectus.

g.
Comment:  In the “Money from shares you sell” sub-section of the “Policies About Transactions” section, consider specifying that funds can be placed on hold for up to 10 days in the following disclosure:

There are circumstances when it could be longer, including, but not limited to, when you are selling shares you bought recently by check or ACH (the funds will be placed under a 10 calendar day hold to ensure good funds) or when unusual circumstances prompt the SEC to allow further delays.

Response: The existing disclosure reflects the current policy of the Funds’ sub-transfer agent to place a 10 calendar day hold on checks and ACH.

h.	Comment: Delete the following sentence from the narrative disclosure before the performance table: “Indexes have no sales charges and cannot be invested in directly.”

Response:  The requested change has been made.

i.
Comment:  The first sentence under the “Average Annual Total Returns” heading should have the word “historical” inserted, as follows — “After-tax returns … reflect the historical highest individual federal income tax rates, but do not reflect any state or local taxes.”

Response:  The requested change has been made.

j.	Comment: Please make clarifying changes to the performance table to better reflect the relevant return and index comparisons for classes with less than 10 years of returns.

Response:  Based on our further telephone conversations on April 12, 2011 and April 7, 2011, the requested changes have been made.

Fund Specific Comments

2. DWS Diversified International Equity Fund

Comment:  Delete the footnote (restated below) following the fee table that is associated with the “Maximum contingent deferred sales charge (load) as % of redemption proceeds” line item or move the information contained in the footnote to the statutory prospectus in response to Item 12(a)(1) of the Form.

“1  Investments of $1 million or more may be eligible to buy Class A shares without a sales charge (load), but may be subject to a contingent deferred sales charge of 0.85% if redeemed within 12 months of purchase and 0.50% if redeemed within the following six months.”

Response:  The disclosure has been deleted as a footnote to the fee table and similar disclosure has been added to the sub-section entitled “Class A Shares” under the “Choosing A Share Class” section of the Fund’s statutory prospectus.

3. DWS Global Small Cap Growth Fund

Comment:  In the “Main investments” sub-section of the “Principal Investment Strategy” section, it is disclosed that “As of December 31, 2010, companies in which the fund invests typically have a market capitalization of between $500 million and $5 billion at the time of purchase.” Is $5 billion too high for a small cap fund?

Response:  Consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1,” the Fund believes that the Fund’s 80% policy provides a reasonable definition of small cap companies and is consistent with common usage of the term. We note that at December 31, 2010, the market capitalization of the largest company in the Fund's benchmark index, the S & P Developed SmallCap Index, was $14.5 billion, and the market capitalization of the largest company of the most commonly used small cap benchmark, the Russell 2000, was $5.2 billion.  Our understanding is that at September 30, 2010, the market capitalization of the largest company in the MSCI World Small Cap Index was $5.8 billion.  In addition, the Fund believes that its capitalization range is typical in the fund industry. We have found at least two competitors that reference a maximum capitalization of $5 billion or more.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President

cc.           Elizabeth Reza, Ropes & Gray LLP